FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

This FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) effective as of June 23, 2020 (the “Effective Date”), is entered into between American Battery Metals Corp., a Nevada corporation, (the “Company”) and Ryan Melsert, an individual (“Employee”). The Company and Employee are sometimes referred to in this Amendment individually as a “Party” and collectively as the “Parties”.

RECITALS

A.The Parties have previously entered into that certain Employment Agreement dated September 16, 2019 (the “Employment Agreement”) whereby Employee agreed to provide services to the Company in exchange for certain remuneration to Employee by the Company.

B.The Parties would like to amend the Employment Agreement to extend the Term of the Employment Agreement, to increase the compensation for Employee, and to provide milestones for bonus compensation.

C.All capitalized words not otherwise defined herein shall have the meaning set forth in the Employment Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.Term. The Employment Agreement is hereby amended to extend the Term to expire on December 31, 2024. All references in the Employment Agreement referring to a three-year period shall be amended to refer to the period ending on December 31, 2024.

2.Compensation.

a.Monthly Salary.The Company will pay for executive compensation of $22,917 per month

b.Bonus Compensation. The maximum amount of the cash bonus compensation for Employee pursuant to Section B.2 of Exhibit A to the Employment Agreement is increased to $275,000.

c.Milestones. The bonus equity compensation milestone for valid and viable recycling technology was earned and awarded in 2020. The outstanding bonus compensation milestone will be awarded when the first facility of the proposed lithium-ion battery recycling system has been constructed and the first $1,000,000 has been generated by sales of products. For future years, new compensation via equity, and the associated milestones, will be decided by the Compensation Committee 90 days ahead of the new year.

3.No Other Changes. Other than as specified above, all terms of the Employment Agreement remain unchanged and the Parties agree that the Employment Agreement, as amended by this Amendment continues in full force and effect and all of the Parties’ obligations thereunder are in all respects ratified and confirmed hereby.

4.Severability. If any provision of this Amendment as applied to any Party or to any circumstance shall be found by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way affect any other provision hereof, the application of any such provision in any other circumstance, or the validity or enforceability of this Amendment, and any provision that is found to be void, invalid or unenforceable shall be curtailed and limited only to the extent necessary to bring such provision within the requirements of the law.

5.Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic mail shall be effective as delivery of a manually executed counterpart to this Amendment.

(Signature page immediately follows)

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

"COMPANY":		"EMPLOYEE":
American Battery Metals Corporation, a Nevada corporation		Ryan Melsert, an individual

By:	/s/ Douglas Cole	By:	/s/ Ryan Melsert
Name:	Douglas Cole	Name:	Ryan Melsert
Title:	CEO